Mail Stop 4561

November 29, 2006

Leo S. Ullman
44 South Bayles Avenue
Port Washington, NY 11050-3765

> **Re:** **Cedar Shopping Centers, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006,**
> **and September 30, 2006**
> **File No. 001-31817**

Dear Mr. Ullman:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Funds From Operations, page 30

1.   Explain to us and disclose in future filings why management believes FFO enhances an investor's understanding of the company's financial condition, results of operations and cash flows and how management uses such measure.

Note 4 – Real Estate/Acquisitions, page 47

2.   We note on page 9 that in fiscal year 2005 you acquired 53 properties for an
        aggregate purchase price of approximately $411.7 million. We also note in your
        2006 Forms 10-Q during the nine months ended September 30, 2006 you acquired
        seven properties for an aggregate purchase price of approximately $122 million.
        Explain to us how you measured the significance of a property acquisition for
        purposes of determining whether the Rule 3-14 financial statements of the
        property should be reported in an Item 2 Form 8-K. Also, note that in determining
        significance the acquisition price should include any debt that you assumed and
        that will continue after the acquisition.

                                        *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please file your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;

▪   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant